Filed by PPG Industries, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AkzoNobel N.V.

SEC File No.: 000-17444

Date: April 17, 2017

Similar Vision and Approach

Vision

To be the world’s leading coatings company by consistently delivering high-quality, innovative and sustainable solutions that customers trust to protect and beautify their products and surroundings. This vision guides us on our journey toward our common goals and principles.

Mission

To be the partner of first choice for customers and suppliers, ensuring sustained leadership positions in the markets where we compete, delivering long-term business value through a high performance culture, innovation, ethics and responsible care.

Mission

To achieve this vision, we must:

●	Act with integrity at all times and be true to our values and ethics.

●	Deliver consistent sales and earnings growth.

●	Develop innovative products to meet future needs.

●	Work safely, protect the environment and support the communities where we operate.

●	Achieve superior shareholder returns.

Core Principles

●	Safety
●	Integrity
●	Sustainability

Values

●	Dedication to the customer

●	Respect for the dignity, rights and contributions of employees

●	Recognition of the concerns and needs of society

●	Value of supply chain relationships

●	Responsibility to shareholders

Values

●	Customer focused
●	Deliver on commitments
●	Passion for excellence
●	Winning together

Biggest Gap: Delivering Shareholder Results

Comparison of Five-Year Cumulative Total Return	Comparison of Ten-Year Cumulative Total Return

PPG: A Focus on Sustainability

2016 Sustainability Results:

31%	Sales from sustainable products, increase of 55% since 2012

17%	Energy intensity reduction

14%	Greenhouse gas (GHG) emissions intensity reduction

8%	Waste disposal energy reduction

9%	Water usage intensity reduction

Achieving our waste disposal intensity and GHG emissions intensity goals four years ahead of the 2020 target, with respective reductions of 11 percent and 29 percent since 2012

Sustainable Chemistry:

14% Growth since 2008 in automotive collision and paint shops using PPG waterborne technologies

$65KIn annual fuel savings per wide body jet with PPG’s light-weight aerospace sealants

40%Savings in energy usage achievable at automotive plants using PPG’s compact process

Colorful Communities Since 2015: +60 Projects in 20 countries 3,300 Volunteers $1.3MM In PPG funding 1.8MM individuals positively impacted

This is a public announcement by PPG pursuant to the provisions of section 5 paragraph 2 of the Decree on Public Takeover Bids (Besluit openbare biedingen Wft) of the Netherlands in connection with a potential voluntary public offer by PPG for all the issued and outstanding ordinary shares in the capital of AkzoNobel. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities. Any offer will be made only by means of an offer memorandum. This announcement is not for release, publication or distribution, in whole or in part, in, into or from, directly or indirectly, any other jurisdiction in which such release, publication or distribution would be unlawful.

Forward-Looking Statements

This communication contains certain statements about PPG Industries, Inc. (“PPG”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These matters involve risks and uncertainties as discussed in PPG’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed from time to time with the Securities and Exchange Commission. The forward-looking statements contained in this communication include statements about the proposed acquisition of AkzoNobel N.V. (“AkzoNobel”) by PPG (such proposed acquisition, the “Transaction”), the terms of the proposed Transaction and the expected benefits of the Transaction for PPG, AkzoNobel and their respective shareholders. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of PPG and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: whether an agreement in respect of the Transaction will be negotiated and executed; uncertainties as to whether AkzoNobel will cooperate with PPG regarding the Transaction and whether AkzoNobel’s management or supervisory boards will endorse the Transaction; the effect of the announcement of the Transaction on the ability of PPG and AkzoNobel to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers; the terms of the proposed Transaction; the timing of the proposed Transaction; the satisfaction of any conditions to the completion of the Transaction and other risks related to the completion of the Transaction and actions related thereto; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, future credit ratings, future prospects; business and management strategies; the expansion and growth of PPG’s and AkzoNobel’s operations; PPG’s ability to integrate AkzoNobel’s business successfully after the closing of the Transaction and to achieve anticipated synergies and benefits; and the risk that disruptions from the Transaction will harm the combined companies’ business. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and PPG undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Additional Information About the Proposed Transaction and Where To Find It

An agreement in respect of the Transaction described in this communication has not yet been executed, and this communication is neither an offer to sell securities, a solicitation of a proxy, nor a substitute for a registration statement or proxy statement or other filings that may be made with the SEC. Any proxy solicitation of PPG’s shareholders will be made through materials filed with the Securities and Exchange Commission (“SEC”) and no offer of securities to U.S. security holders or holders of ADRs representing AkzoNobel shares shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Should an agreement with respect to the Transaction be reached, PPG expects to file relevant materials with the SEC, including a registration statement on Form S-4 and a proxy statement. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the prospectus and proxy statement, because they will contain important information about the Transaction. Investors and security holders will be able to obtain these documents (if and when available) free of charge at the SEC’s website http://www.sec.gov, or from PPG’s website http://investor.ppg.com/.

Participants in the Solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, PPG and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of PPG common stock with respect to the Transaction. Information about such parties and a description of their interests are set forth in PPG’s 2016 Annual Report. Additional information regarding the interests of such participants will also be included in the materials that PPG would file with the SEC in connection with a Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov or PPG’s website http://investor.ppg.com/.